SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. --)*
Paul-Son Gaming Corporation
(Name of Issuer)
Common Stock, $.01 per share
 (Title of Class of Securities)
703578104
 (CUSIP Number)
Gerard Charlier
c/o Etablissements Bourgogne
et Grasset S.A.
ZI Beaune Savigny
21200 Beaune, France

with a copy to:
Carina Levintoff, Esq.,
CMS Bureau Francis Lefebvre-New York
712 Fifth Avenue
New York, NY 10019
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 12, 2002
 (Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

Note: Schedules filed in paper format shall include a
signed original and five copies of the schedule, including
all exhibits. See Rule 13d-7(b) for other parties to whom
copies are to be sent.
*The remainder of this cover page shall be filled out for a
reporting person's initial filing on this form with respect
to the subject class of securities, and for any subsequent
amendment containing information which would alter
disclosures provided in a prior cover page.
The information required on the remainder of this cover
page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act")
or otherwise subject to the liabilities of that section of
the Act but shall be subject to all other provisions of the
Act (however, see the Notes).
CUSIP No.   703578104

(1) Names of Reporting Persons I.R.S. Identification Nos. of Above
Persons               Gerard Charlier

(2) Check the Appropriate Box if a Member of a Group
(See Instructions)
(a)......................................................[  ]
(b).......................................................[x]

(3) SEC Use Only ........................................

(4) Source of Funds (See Instructions) 00 PF

(5) Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)....[  ]

(6) Citizenship or Place of Organization       France

Number of Shares (7)Sole Voting Power..............544,516
Beneficially Owned (8)Shared Voting Power..............0
by Each Reporting (9)Sole Dispositive Power........544,516
Person
With (10)Shared Dispositive Power........................0
 (11)Aggregate Amount Beneficially Owned by Each Reporting
Person........................................     544,516
 (12)Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See Instructions)                      [x]
 (13)Percent of Class Represented by Amount in
Row (11).......................................     	7.17%
 (14)Type of Reporting Person (See Instructions)Individual





Item 1. Security and Issuer
The class of equity securities to which this statement
relates is the Common Stock, par value $.01 per share
("Common Stock"), of Paul-Son Gaming Corporation (the
"Company").  The principal executive offices of the Company
are located at 1700 South Industrial Road, Las Vegas,
Nevada 89102.
Item 2. Identity and Background
(a)	This statement is being filed by Gerard Charlier.
(b)	The business address for Mr. Charlier is c/o
Etablissements Bourgogne et Grasset S.A., ZI Beaune
Savigny, 21200 Beaune, France.
(c)	Mr. Charlier became President, Chief Executive
Officer and director of the Company on September 12,
2002.  Mr. Charlier also serves as President of
Etablissements Bourgogne et Grasset S.A. ("B&G"), a
manufacturer of gaming equipment which became a
wholly owned subsidiary of the Company on September
12, 2002 (see Item 4 below).  The address of B&G is
ZI Beaune Savigny, 21200 Beaune, France.
(d)	During the last five years, Mr. Charlier has not
been convicted in a criminal proceeding (excluding
traffic violations or similar misdemeanors).
(e)	During the last five years, Mr. Charlier was not a
party to a civil proceeding of a judicial or
administrative body of competent jurisdiction and as
a result of such proceeding was or is subject to a
judgment, decree or final order enjoining future
violations of, or prohibiting or mandating
activities subject to, federal or state securities
laws or finding any violation with respect to such
laws.
(f)	Mr. Charlier is a citizen of France.
Item 3. Source and Amount of Funds or Other Consideration
Pursuant to the Agreement and Plan of Exchange and Stock
Purchase dated as of April 11, 2002, as amended by First
Amendment to Agreement and Plan of Exchange and Stock
Purchase dated as of May 13, 2002 (the "Exchange
Agreement"), between the Company and B&G, on September 12,
2002, Mr. Charlier exchanged 25,744 shares of B&G capital stock owned by him for 453,756 shares of Common Stock. In addition, Claire Senard Charlier, Mr. Charlier's spouse, exchanged 32 shares of B&G capital stock held in her name for 564 shares of Common Stock.
 In addition, on September 12, 2002, Mr. Charlier purchased
72,024 shares of Common Stock from the Paul S. Endy Living
Trust (the "Trust") pursuant to a Stock Purchase Agreement dated April 11, 2002 (the "Stock Purchase Agreement") among the purchasers listed therein, the Trust, certain other
Endy Family Trusts and Eric P. Endy. The aggregate purchase price of these shares was $102,891.32, which was paid from Mr. Charlier's personal funds. In addition, pursuant to the Stock Purchase Agreement, Mrs. Charlier purchased 90 shares of Common Stock for an aggregate purchase price of $128.56, which was paid from her personal funds.
In addition, on September 12, 2002, Mr. Charlier acquired
9,673 shares of Common Stock upon exercise of Warrants (as defined in Item 4) issued pursuant to the Exchange
Agreement. The aggregate purchase price for those shares was $96.73, which was paid from Mr. Charlier's personal funds. In addition, Mrs. Charlier acquired 12 shares of Common Stock upon exercise of Warrants for an aggregate purchase price of $.12, which was paid from her personal funds.
On April 11, 2002, pursuant to the Stock Purchase
Agreement, Mr. Charlier purchased 4,573 shares of Common
Stock from the Trust. The aggregate purchase price of these shares was $11,436, which was paid from Mr.
Charlier's personal funds. In addition, pursuant to the Stock Purchase Agreement, Mrs. Charlier purchased 6 shares of Common Stock from the Trust for an aggregate purchase price of $15.00, which was paid from her personal funds.
On January 15, 2001, Mr. Charlier purchased 3,818 shares of
Common Stock from the Trust. The aggregate purchase price for these shares was $11,454, which was paid from Mr.
Charlier's personal funds.

Item 4. Purpose of Transaction
Mr. and Mrs. Charlier acquired an aggregate of 540,698 shares of Common Stock pursuant to the Exchange Agreement and the Stock Purchase Agreement and the exercise of Warrants. The summaries of certain provisions of the Exchange Agreement and the Stock Purchase Agreement set forth in this statement are qualified in their entirety by reference to the full text of such documents, which are incorporated herein by reference as Exhibits 2.1 and 2.2, respectively. In addition, on January 15, 2001, Mr. Charlier acquired 3,818 shares of Common Stock. The aggregate of 544,516 shares of Common Stock held by Mr. and Mrs. Charlier constitute approximately 7.17% of the total Common Stock outstanding.
The closing under the Exchange Agreement (the "Closing") occurred on September 12, 2002. Pursuant to the Exchange Agreement, 100% of the outstanding shares of B&G were exchanged for an aggregate of 3,969,026 shares of Common Stock. As a result of the transactions provided for in the Exchange Agreement, B&G and its wholly owned subsidiary,
The Bud Jones Company, Inc., became wholly owned
subsidiaries of the Company.
As part of the consideration for the exchange, the Company issued to the B&G stockholders warrants (the "Warrants") to purchase an aggregate of 459,610 shares of Common Stock at a price of $.01 per share under certain circumstances. The Warrants were intended to provide "anti-dilution"
protection to the B&G stockholders against options or similar rights granted by the Company prior to the Closing which are exercised after the Closing, and against securities issued to the Company's investment banker, Ladenburg Thalmann & Co., as a result of the Closing.
Thus, the Warrants are only exercisable if, as and when these options or rights are exercised or such securities issued. The Warrants will expire 30 days after the Company notifies the Warrant holder that the last of those options
or rights have expired.   Warrants to purchase a total of
84,610 shares of Common Stock, reflecting the issuance of shares of Common Stock to Ladenburg Thalmann, were immediately exercisable. Mr. and Mrs. Charlier exercised all of their immediately exercisable Warrants on September 12, 2002, acquiring an aggregate of 9,673 and 12 shares of Common Stock, respectively, through such exercise. Mr. and Mrs. Charlier hold Warrants to purchase an aggregate of 42,922 shares of Common Stock. Mr. and Mrs. Charlier intend to exercise their Warrants as they become
exercisable.
Pursuant to the Exchange Agreement, the Board of Directors of the Company was expanded to seven (7) members, and Holding Wilson, the former owner of approximately 80% of
B&G which as a result of the Closing became the holder of approximately 50.15% of the outstanding Common Stock, has the right to nominate four directors. Mr. Charlier, Francois Carrette, and Alain Thieffry have been appointed to the Board. The fourth nominee, Benoit Aucouturier declined to serve. Holding Wilson intends to name another nominee. The remaining directors are Eric P. Endy, the former President and Chairman of the Company, and now Executive Vice President of the Company, Paul G. Dennis and Jerry G. West, each of whom served as a director prior to the Closing. Moreover, pursuant to the Exchange Agreement, Mr. Carrette was named Chairman of the Board of the Company and Mr. Charlier was named President and Chief Executive Officer. Pursuant to the Exchange Agreement, the Company's By-Laws were amended to require that all directors of the Company be elected annually rather than for staggered three-year terms.
Pursuant to the Stock Purchase Agreement, Mr. Endy and the Trust agreed for a period of five years from the Closing to vote their shares of Common Stock in favor of the election of Holding Wilson's nominees to the Company's Board of Directors. Immediately after the Closing, Mr. Endy and the Trust held in the aggregate approximately 892,134 shares of Common Stock, constituting approximately 11.75% of the outstanding Common Stock. Moreover, Mr. Carrette and Holding Wilson have agreed to vote for the election of Mr. Endy as a director of the Company during the same five-year period.
The Exchange Agreement required as a condition precedent to the Closing, that the stockholders of the Company approve certain amendments to the Company's articles of incorporation. These amendments provide for the Company to "opt-out" of certain "anti-takeover" provisions of Nevada law and remove provisions requiring a two-thirds vote of stockholders to approve a merger, a statutory exchange of the Company's shares or a sale of all or substantially all of the assets of the Company or to amend the Certificate of Incorporation.
The Stock Purchase Agreement also provides Holding Wilson and the other former B&G stockholders with a right of first refusal to purchase any shares which Mr. Endy and the Trust desire to sell.
NASDAQ notified the Company that it believed that the transactions contemplated by the Exchange Agreement and the Stock Purchase Agreement constituted a "reverse merger" under NASDAQ rules. This would require the Company to meet the initial listing requirements of NASDAQ SmallCap Market in order to maintain its listing. Since the Company does not currently meet the $4.00 minimum bid requirement for initial listing, NASDAQ may determine to delist the
Company. The Company intends to appeal any such determination. If NASDAQ does delist the Common Stock, the Company intends to cause the Common Stock to be listed on the Pacific Stock Exchange, as the Company currently meets
the criteria for Tier II of that Exchange.   The Stock
Purchase Agreement provides that if NASDAQ delists the Common Stock, the Trust will transfer an additional 34,567 shares of Common Stock to the former B&G stockholders for no additional consideration. If these shares are issued, Mr. and Mrs. Charlier will receive an aggregate 3,957 additional shares of Common Stock.
On September 12, 2002, pursuant to Mr. Charlier's
employment agreement with the Company, the Company granted stock options (the "Employee Options") to Mr. Charlier, subject to the terms and conditions of the Company's 1994 Long-Term Incentive Plan. One option will permit Mr. Charlier to purchase 200,000 shares of Common Stock at a price per share of $3.40 (the last sale price of Common Stock on the date of grant). The option will vest on the fifth anniversary of the date of grant and is exercisable for five years following the date of vesting. The other option will permit Mr. Charlier to purchase 100,000 shares at $3.40, but it will vest only if the Company's annual net profit reaches $2,000,000 before the fifth anniversary of the grant of the option. If the option vests it will remain exercisable for five years.
Mr. Charlier has entered into an agreement with Holding Wilson (the "Put Agreement") whereby Holding Wilson granted Mr. Charlier an option to sell to Holding Wilson the Common Stock he acquired in the combination if Mr. Charlier's employment with the Company is terminated voluntarily by
Mr. Charlier or by the Company other than for death, permanent disability or cause (as defined in Mr. Charlier's employment agreement). The per share sale price would be equal to the average closing price of Common Stock for the 30 trading days preceding the date Mr. Charlier exercises his option to sell.
In addition to the shares of Common Stock held by Mr. and Mrs. Charlier, the other former stockholders of B&G hold in the aggregate approximately 4,232,432 shares constituting approximately 55.73% of the Common Stock outstanding, and Warrants to purchase additional 332,078 shares of Common Stock. Mr. Charlier expressly disclaims beneficial ownership of these shares and the formation or existence of a group within the meaning of Section 13(d)(3) with any other former B&G stockholder.
Except as set forth in this statement, neither Mr. Charlier has no plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale of transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present
Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure;
(g) changes in the Company's charter, by-laws or
instruments corresponding thereto or other actions which
may impede the acquisition or control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer.
(a)	As of September 13, 2002, Mr. and Mrs. Charlier
beneficially owns in the aggregate 544,516 shares of
Common Stock. Such shares constitute approximately
7.17% of Common Stock outstanding. Mr. and Mrs.
Charlier also own Warrants to purchase an aggregate
of 42,922 additional shares of Common Stock which
are not currently exercisable.  As stated in Item 4,
other former B&G stockholders beneficially own in
the aggregate approximately 4,232,432 shares of
Common Stock.  In addition, Mr. Charlier holds the
Employee Options, no part of which are currently
exercisable  Such shares constitute approximately
55.73% of the Common Stock outstanding. Such former
B&G stockholders also own Warrants to purchase an
aggregate of approximately 332,078 additional shares
which are not currently exercisable.  Mr. Charlier
expressly disclaims beneficial ownership of these
shares and the formation or existence of a group
within the meaning of Section 13(d)(3) with any
other former B&G stockholder.
(b)	Mr. Charlier has the sole power to vote or direct
the vote of an aggregate of 544,516 shares of Common
Stock. Mr. Charlier has the sole power to dispose or
direct the disposition of an aggregate of 544,516
shares of Common Stock.
(c)	Other than the acquisitions of the Common Stock,
Warrants and Employee Options described in this
statement, no transactions in Common Stock were
effected during the past 60 days by Mr. or Mrs.
Charlier.
(d)	No person other than the record owner of such shares
of Common Stock is known to have the right to
receive or the power to direct the receipt of
dividends from, or the proceeds form the sale of,
such shares of Common Stock.
(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or
Relationships With Respect to Securities of the Issuer.
The Exchange Agreement and the Stock Purchase Agreement are described in Items 3 and 4 above. The summary descriptions of the Exchange Agreement and the Stock Purchase Agreement in this statement are qualified in their entirety by reference to the full text of the Exchange Agreement and the Stock Purchase Agreement which are incorporated herein by reference as Exhibits 2.1 and 2.2, respectively.
The Put Agreement and the Employee Options are described in
Item 4 above.  The summary descriptions of the Put
Agreement and the Employee Options are qualified in their entirety by reference to the full text of the Put Agreement and the Employee Option which are filed herewith as Exhibits 3.1 and 3.2, respectively.
Except as described in this statement, there are no contracts, arrangements, understandings or relationships
(legal or otherwise) among the persons named in Item 2 above or between such person or any other person with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits.
2.1	Agreement and Plan of Exchange and Stock Purchase
dated as of April 11, 2002 between Paul-Son Gaming Corporation and Etablissements Bourgogne et Grasset
S.A. (Incorporated by reference to Annex A to the
Company's definitive proxy statement dated August 9,
2002, SEC File No. 000-23588).
2.2	Stock Purchase Agreement dated April 11, 2002 among
the purchasers listed therein, The Paul S. Endy, Jr.,
Living Trust, the other Endy Family Trusts listed
therein and Eric P. Endy (Incorporated by reference to
Annex D to the Company's definitive proxy statement
dated August 9, 2002, SEC File No. 000-23588).
3.1	Option Agreement dated March 29, 2002 between Holding
Wilson and Gerard Charlier.
3.2	Employee Stock Option Agreement dated September 12,
2002.



SIGNATURE
After reasonable inquiry and to the best of my knowledge
and belief, I certify that the information set forth in
this statement is true, complete and correct.
September 17, 2002
(Date)
/s/ Gerard Charlier
(Signature)
Gerard Charlier
(Name/Title)


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